NEW CENTURY COMPANIES, INC.
9835 Santa Fe Springs Road
Santa Fe Springs, CA 90670

July 17, 2007

VIA ELECTRONIC SUBMISSION

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	New Century Companies (the “Company”) Registration Statement on Form SB-2 Filed May 31, 2007 File No. 333-143388

Ladies and Gentlemen:

The Company hereby respectfully requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal by the Company of its Registrant's Registration Statement on Form SB-2 filed with the Commission on May 31, 2007 (File No. 333-143388) (the "Registration Statement").

The Company requests this withdrawal because it has elected to renegotiate certain provisions of the Registration Rights Agreement with the Selling Stockholders and has determined not to pursue with the registration of the securities included in the Registration Statement at this time. No securities were offered or sold pursuant to the Registration Statement. Please apply the Company’s filing fee to its account with the Commission.

If you have any questions concerning this matter, please contact Marcelle S. Balcombe at (212) 930-9700.

Thank you for your assistance in this matter.

New Century Companies, Inc. By: /s/ David Duquette David Duquette President